AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 19, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Issuer Tender Offer Statement under Section 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 2

NUVEEN TAXABLE MUNICIPAL INCOME FUND

(Name of Subject Company)

NUVEEN TAXABLE MUNICIPAL INCOME FUND

(Name of Filing Person (issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67074C103

(CUSIP Number of Class of Securities)

Gifford R. Zimmerman, Assistant Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

312-917-7700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David P. Glatz

Stradley Ronon Stevens & Young, LLP

191 North Wacker Drive

Suite 1601

Chicago, Illinois 60606

CALCULATION OF FILING FEE

TRANSACTION VALUATION $142,455,803(a)

AMOUNT OF FILING FEE: $17,265.64(b)

(a)

The transaction value was calculated by multiplying 6,838,973 Common Shares of Nuveen Taxable Municipal Income Fund by $20.83 (100% of the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on January 9, 2019).

(b)	Calculated at $121.20 per $1,000,000 of the Transaction Valuation.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,265.64	Filing Party: NUVEEN TAXABLE MUNICIPAL INCOME FUND
Form or Registration No.: Schedule TO	Date Filed: January 14, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on the Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2019 as amended by Amendment No. 1 to the Schedule TO filed with the SEC on February 13, 2019 (as amended hereby, the “Schedule TO”) by Nuveen Taxable Municipal Income Fund, a diversified, closed-end management investment company organized as a Massachusetts business trust (the “Fund”), pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to purchase for cash up to 20% or 6,838,973 shares of the Fund’s issued and outstanding common shares of beneficial interest, par value $0.01 per share, upon the terms and subject to conditions contained in the Offer to Purchase dated January 14, 2019 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase and any amendments or supplements to either or both, constitute the “Offer”), at a purchase price equal to 100% of the Fund’s net asset value per share (“NAV”) determined as of February 12, 2019 at the close of ordinary trading on the New York Stock Exchange. The price that shareholders will receive will be net of a repurchase fee of $0.0261 per share. Filed herewith as Exhibit (a)(5)(v) is a copy of the Press Release issued by the Fund on February 19, 2019 announcing the final results of the Offer, and the information contained therein is incorporated by reference.

This Amendment No. 2 to Schedule TO is intended to satisfy the requirements pursuant to Rule 13e-4(c)(3) of the Exchange Act.

The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 2 in answer to Items 1 through 9 and Item 11 of the Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(v)	Press Release dated February 19, 2019.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVEEN TAXABLE MUNICIPAL INCOME FUND

/s/ Cedric H. Antosiewicz
Cedric H. Antosiewicz
Chief Administrative Officer

February 19, 2019

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase.[7]

(a)(1)(ii)	Letter of Transmittal. [7]

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. [7]

(a)(1)(iv)	Letter to Clients and Client Instruction Form. [7]

(a)(1)(v)	Notice of Guaranteed Delivery. [7]

(a)(5)(i)	Press Release dated October 22, 2018.[1]

(a)(5)(ii)	Press Release dated January 2, 2019.[2]

(a)(5)(iii)	Press Release dated January 14, 2019.[7]

(a)(5)(iv)	Press Release dated February 13, 2019.[8]

(a)(5)(v)	Press Release dated February 19, 2019.*

(d)(1)	Depositary and Information Agent Agreement between the Fund and Computershare Trust Company, N.A., Computershare Inc. and Georgeson LLC. [7]

(d)(2)	Investment Management Agreement with Nuveen Fund Advisors, LLC dated October 1, 2014.[3]

(d)(3)	Renewal of Investment Management Agreement, Dated July 28, 2015.[3]

(d)(4)	Renewal of Investment Management Agreement, Dated July 27, 2016.[3]

(d)(5)	Renewal of Investment Management Agreement, Dated July 24, 2017.[3]

(d)(6)	Renewal of Investment Management Agreement, Dated July 24, 2018.[4]

(d)(7)	Investment Sub-Advisory Agreement by and between Nuveen Fund Advisors, LLC and Nuveen Asset Management, LLC dated October 1, 2014.[3]

(d)(8)	Notice of Continuance of Investment Sub-Advisory Agreement, Dated July 28, 2015.[3]

(d)(9)	Notice of Continuance of Investment Sub-Advisory Agreement, Dated July 28, 2016.[3]

(d)(10)	Notice of Continuance of Investment Sub-Advisory Agreement, Dated July 24, 2017.[3]

(d)(11)	Notice of Continuance of Investment Sub-Advisory Agreement, Dated July 24, 2018.[4]

(d)(12)	Transfer Agency and Service Agreement with Computershare Inc. and Computershare Trust Company, N.A. dated June 15, 2017 (the “Transfer Agency Agreement”).[5]

(d)(13)	Amended and Restated Schedule A to the Transfer Agency Agreement, effective as of December 13, 2018.[6]

(d)(14)	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company dated July 15, 2015 (the “Custodian Agreement”).[5]

(d)(15)	Appendix A to the Custodian Agreement, updated as of November 16, 2018.[6]

*	Filed herewith.
[1]	Previously filed on Schedule TO-C via EDGAR on October 25, 2018 and incorporated herein by reference.
[2]	Previously filed on Schedule TO-C via EDGAR on January 2, 2019 and incorporated herein by reference.
[3]	Previously filed with Form N-14 8C via EDGAR on March 20, 2018 and incorporated herein by reference.
[4]	Previously filed with Nuveen Dow 30SM Dynamic Overwrite Fund’s Registration Statement on Form N-2 (File No. 333-226218) via EDGAR on October 1, 2018 and incorporated herein by reference.
[5]	Previously filed with Nuveen High Income 2023 Target Term Fund’s Registration Statement on Form N-2 (File No. 333- 227486) via EDGAR on November 9, 2018 and incorporated herein by reference.
[6]	Previously filed with Nuveen High Income 2023 Target Term Fund’s Registration Statement on Form N-2 (File No. 333- 227486) via EDGAR on December 17, 2018 and incorporated herein by reference.
[7]	Previously filed on Schedule TO-I via EDGAR on January 14, 2019 and incorporated herein by reference.
[8]	Previously filed on Schedule TO-I via EDGAR on February 13, 2019 and incorporated herein by reference.